

February 23, 2011

Gabriel Blasi, Chief Financial Officer
Cresud Inc.
Moreno 877, 23rd Floor
(C1091AAQ) Buenos Aires, Argentina

> **Re: Cresud Inc.**
> **Form 20-F for Fiscal Year Ended June 30, 2010**
> **Filed December 30, 2010**
> **File No. 001-29190**

Dear Mr. Blasi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended June 30, 2010

Operating Financial Review and Prospects, page 161

Liquidity and Capital Resources, page 217

1.   We note on pages 222 and F-46 you have a significant amount of bank overdrafts, 609 million pesos at June 30, 2010, up from 167 million pesos at June 30, 2009. In future filings, please address your reliance upon overdrafts in meeting your liquidity requirements, or explain to us why disclosure is not necessary. Please provide draft disclosure.

Tabular Disclosure of Contractual Obligations, page 235

2.   The total balance of long-term debt obligations presented does not clearly reconcile to the information that you provide in Note 4 to the audited financial statements on page F-46. For instance, you disclose that the total balance of long-term debt obligations including accrued and prospecting interest is 1,640.9 million Pesos; however, we note the total balance of short-term debt and long-term debt disclosed on page F-46 is 1,912.9 million Pesos. In future filings, please reconcile the balances of long-term debt obligations and other long-term obligations as disclosed in the table to the balance sheet or explanatory footnotes. In addition, provide us with a draft of your proposed disclosure based on the June 30, 2010 balances.

3.   We note that the table does not present any lease payments. However, you disclose on page 88 that you conduct some business on leased land and you disclose minimum future rentals on non-cancelable leases for each of the five succeeding fiscal years on page F-113. Please revise in future filings to include these payments in your contractual obligation table pursuant to Item 5.F.1 of Form 20-F or tell us why your future rental payments are not required to be presented in the table.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Questions may be directed to Steve Lo, the accounting examiner for this filing, at (202) 551-3394 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 for accounting issues and Edwin S. Kim, the legal examiner for this filing, at (202) 551-3297 or me at (202) 551-3790 for all other issues.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director